EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated March 20, 2007 relating to the consolidated financial statements of Vermilion Energy Trust and management’s report on the effectiveness of internal control over financial reporting (which report on the consolidated financial statements expresses an unqualified opinion and includes explanatory paragraphs relating to a restatement of the consolidated financial statements as discussed in Note 19 and our report to the Unitholders of Vermilion Energy Trust on our audit conducted in accordance with Canadian generally accepted auditing standards of the consolidated financial statements for the same period and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles that have a material effect on the comparability of the financial statements) appearing in the Annual Report on Form 40-F of Vermilion Energy Trust for the year ended December 31, 2006.

(“Deloitte & Touche LLP”)

“Deloitte & Touche LLP”
Independent Registered Chartered Accountants
Calgary, Alberta, Canada

March 30, 2007